VORYS Vorys, Sater, Seymour and Pease LLP Legal Counsel	52 East Gay Street P.O. Box 1008 Columbus, Ohio 43216-1008 614.464.6400 | www.vorys.com Founded 1909

Michael D. Martz

Direct Dial (614) 464-6451

Direct Fax (614) 719-4841

Email mdmartz@vorys.com

May 6, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Chris Windsor, Special Counsel

Re:	Citizens Independent Bancorp, Inc.

Dear Mr. Windsor:

Pursuant to the discussions among Vorys, Sater, Seymour and Pease LLP (“Vorys”), legal counsel for Citizens Independent Bancorp, Inc. (the “Company”), and the Securities and Exchange Commission (the “SEC”) last week, set forth in this letter is a rescission offer proposal that modifies the rescission offer proposal included in Vorys’ correspondence to the SEC filed via EDGAR on April 21, 2014. In addition, this letter also provides analysis of why Vorys and the Company believe that this modified rescission offer proposal would not constitute a tender offer under Section 13(e), 14(d) and 14(e) of the Exchange Act and the applicable regulations relating thereto (collectively the “Tender Offer Rules and Regulations”).

Background

In Vorys’ correspondence to the SEC dated April 21, 2014, background information regarding the Company’s current stock offering was provided including a summary of related banking regulatory issues, changes in management of the Company and a description of 2012 financial matters impacting the Company. For the sake of brevity, we have not included that background information in this letter, but we refer anyone that wishes to review this background information to our correspondence that was filed with the SEC via EDGAR on April 21, 2014.

Columbus | Washington | Cleveland | Cincinnati | Akron | Houston | Pittsburgh

Securities and Exchange Commission

May 6, 2014

Offering

Prior to commencing its stock offering in October 2013, the Company requested that its auditors (Dixon, Davis, B`agent & Co.) audit the six-month financial information for the Company ending June 30, 2013 to ensure that its financials were accurate before the offering commenced. This audit was completed in early August, 2013. On October 25, 2013, the Company commenced an offering for the sale of up to 369,754 of its common shares, without par value, at a subscription price of $15.39 per share (up to $5,690,514), which subscription price equaled 90% of the book value per share of the Company on September 30, 2013. The offering has two components, a rights offering, which expired on January 31, 2014, followed by a public offering, which was originally scheduled to expire on April 30, 2014 but which the Board of Directors decided to extend until June 15, 2014. Pursuant to the terms of the offering, if the Company did not receive aggregate subscriptions for at least $2,500,000 in the rights offering and the public offering before the expiration of the public offering (the “Minimum Subscription Condition”), the offering would be terminated, all subscriptions would be rejected and all subscription amounts received in the rights offering and the public offering would be returned to the subscribers.

Rights Offering

In the rights offering, for each of the Company’s common shares held by a shareholder on October 21, 2013, the record date of the rights offering, the shareholder received a subscription right to purchase one of the Company’s common shares at the $15.39 per share subscription price. In addition, for each two shares purchased by a shareholder in the rights offering, the Company will issue to the shareholder, for no additional consideration, a warrant entitling the shareholder to purchase, upon exercise of the warrant, one additional common share. The exercise price of each warrant share is equal to 90% of the book value of a common share as reflected on the books of the Company on the last day of the month prior to the warrant exercise date. The warrant is exercisable until two years after the expiration date of the public offering, may be exercised only by payment of the warrant exercise price in cash and is non-transferable.

Public Offering

On February 1, 2014, following the expiration of the rights offering, the Company commenced the public offering of the common shares (and warrants) that were not subscribed for in the rights offering. The subscription price of the common shares and the warrant terms, offered in the public offering are the same as those offered to the Company’s shareholders in the rights offering.

On February 5, 2014, the Company had received subscriptions for the purchase of shares totaling more than $2,500,000. As a result, the Minimum Subscription Condition was satisfied at that time, and the Company accepted such subscriptions and issued the common shares to the subscribers.

Securities and Exchange Commission

May 6, 2014

Accounting Error

The Company terminated Dixon, Davis, Bagent & Co. as its auditor on November 26, 2013 and engaged Suttle & Stalnaker, PLLC on November 25, 2013. On March 10, 2014, the Company’s management determined that there was an accounting error in the reconciliation of the ATM settlement account that relates to 2012 that required a restatement of 2012 financial statements. Essentially a programming error resulted in undercollection of ATM fees due to the Bank. As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error and as reported by the Company in a Form 8-K filed with the Securities and Exchange Commission on March 11, 2014, the Company restated its books for 2012, increasing the net loss previously reported by $344,000. This increased net loss for 2012 caused a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10.

Proposed Solution for the Offering

In the terms of the offering, the Company informed potential investors that it was selling its stock at a price of 90% of the book value of the Company as of September 30, 2013. Based upon the December 31, 2012 and June 30, 2013 audited financials, at the time that the Company’s S-1 registration statement went effective with the SEC and even after the Minimum Subscription Condition was satisfied on February 5, 2014, the price at which the Company’s securities were sold was accurate and consistent with the representations in the offering materials. However, as a result of the subsequent discovery of the accounting error referenced above and the recent restatement of the Company’s 2012 financials, the Company is now aware that 90% of the book value of the Company’s stock on September 30, 2013 was $14.49 rather than $15.39. To correct this issue, the Board of Directors of the Company is proposing amending the offering terms to provide each subscriber in the offering with the following two options:

Option 1 – Rescission Right

The Company will mail each subscriber in the offering a cover letter, revised prospectus and the election form attached hereto as Exhibit A within three (3) business days of the effective date of the Company’s Post Effective Amendment to its Registration Statement on Form S-1. Any subscriber in the rights offering or the public offering who wishes to rescind his or her purchase of stock in the offering may do so by completing the election form and delivering it to the Company prior to May 31, 2014. Upon receipt of an election form specifying that the subscriber wishes to rescind his or her purchase of stock in the offering, the Company will promptly refund to each such rescinding subscriber the full subscription amount paid by him or her.

Securities and Exchange Commission

May 6, 2014

Option 2 – Partial Refund based upon Adjusted Offering Price

Any subscriber that does not wish to rescind his or her purchase of stock in the offering or that does not complete and deliver to the Company an election form prior to May 31, 2014 will receive a partial refund of his or her original subscription payment. The amount of the refund will be equal to $0.90 for each share purchased in the offering. The $0.90 per share refund is equal to the difference between the original offering price of $15.39 and the adjusted offering price of $14.49, which takes into account the restatement of the Company’s 2012 financials.

Formula to determine the amount of the partial refund:

Original number of shares purchased multiplied by $0.90 = Partial Refund

Extension of the Offering

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until April 30, 2014; however, because of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until June 15, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher-than-expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering).

Tender Offer Analysis

The Company and its legal counsel do not believe that the rescission offer specified above in this letter as Option 1 (the “Rescission Offer”) constitutes a tender offer subject to the Tender Offer Rules and Regulations and we respectfully request that the Staff of the Division of Corporate Finance not recommend that the Commission take enforcement action against the Company if the Rescission Offer is conducted without complying with the Tender Offer Rules and Regulations.

Securities and Exchange Commission

May 6, 2014

The Tender Offer Rules and Regulations are intended to ensure that investors are not subjected to undue pressure to make ill-considered sales of their shares without full and complete information regarding the offer, and to provide shareholders an opportunity to examine all relevant facts in an effort to reach a considered investment decision. See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 948 (9th Cir. 1985). The Rescission Offer will not present the risks of shareholder coercion and lack of information underlying the Tender Offer Rules and Regulations because (i) the Rescission Offer and partial refund option are designed merely to offer two alternative remedies to shareholders who purchased stock in the offering at a price which in retrospect was higher than 90% of the book value of the Company on September 30, 2013 , and (ii) because the Company will present full and complete information to those shareholders that purchased stock in the offering and will not encourage such shareholders to elect the Rescission Offer.

In Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), the court set forth an 8-prong test for determining whether a particular solicitation constitutes a tender offer subject to the Tender Offer Rules and Regulations. We have addressed each of the eight prongs below:

(1)	Does the Rescission Offer involve an active and widespread solicitation of security holders?

No. The Rescission Offer will be limited to subscribers in the Company’s offering who purchased their shares prior to the effective date of the Company’s Post Effective Amendment No. 2 to the Registration Statement on Form S-1 which will change the per share price in the offering from $15.39 to $14.49 (“Original Subscribers”), and not to any other shareholder of the Company. The sole purpose of the Rescission Offer is to allow any Original Subscriber the right to rescind his, her or its entire investment in light of the fact that the Original Subscriber purchased stock in the offering at a price which in retrospect was higher than 90% of the book value of the Company on September 30, 2013. See the above description of the “Offering, Rights Offering, Public Offering and Accounting Error” in this letter.

In addition, the Company will not be engaged in a solicitation because it will not recommend or encourage that Original Subscribers elect the Rescission Offer. Rather, the Company will provide each Original Subscriber the option to elect either the Rescission Offer or a second, default option (“Option 2”) that provides a partial refund of the amount paid by each Original Subscriber for the stock purchased in the offering. See “Option 2 – Partial Refund based Upon Adjusted Offering Price” in this letter above. The Company will present the Original Subscribers with full and complete information regarding these options from a neutral standpoint, and will not recommend that Original Subscribers elect the Rescission Offer or Option 2. In contrast to Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979) and The Hoover Co. v. Fuqua Industries, Inc. [1979, 1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) para. 97, 107 at 96, 148 50, where the courts found “active and widespread solicitations” because the offerors were actively soliciting shareholders by telephone and a series of three letters, the Company will merely inform Original Subscribers of the availability of the Rescission Offer and Option 2 without encouraging Original Subscribers to elect either option. The Company will not make public announcements regarding the Rescission Offer except for required SEC filings and the initial correspondence and revised prospectus that will be forwarded to each Original Subscriber describing the Rescission Offer and Option 2. See Carter Hawley Hale, 760 F.2d at 950 (noting that there was no active and widespread solicitation where the only public announcements made by the issuer were those mandated by SEC or Exchange rules).

Securities and Exchange Commission

May 6, 2014

(2)	Does the Rescission Offer involve a substantial percentage of the issuer's stock?

No. The Company currently has 556,733 outstanding shares. Because 211,365 shares were purchased in the offering, holders of approximately 40% of the outstanding shares will have the right to elect the Rescission Offer. However, the Company believes that only a very small percentage of these holders (if any) will elect the Rescission Offer. Most importantly, the Company will acquire its own shares only to the extent that Original Subscribers make an independent and informed decision to elect the Rescission Offer. The Company anticipates that the vast majority of Original Subscribers will elect Option 2, the partial refund, as described in this letter above, and that few if any Original Subscribers will elect the Rescission Offer.

(3)	Is the Rescission Offer being made at a premium over the market price?

No. The Rescission Offer is $15.39 per share and is the same amount as the price paid by each Original Subscriber in the offering. As of March 31, 2014, the Company’s book value was $17.34 per share. In addition, while the Company’s stock is not actively traded, there have been sales of the Company’s stock over the last 12 months and none of these sales involved a sales price below $15.38.

(4)	Does the Rescission Offer contain terms that are fixed as opposed to flexible?

Yes. Although the Rescission Offer terms are fixed at $15.39 per share, such fixed terms do not create a risk of shareholder coercion because the Rescission Offer price is equal to the price paid by each Original Subscriber in the offering. The terms are designed to provide Original Subscribers a full refund rather than to induce them to sell their shares at a “take-it-or-leave-it” price, and therefore do not create the type of pressure that the Tender Offer Rules and Regulations were designed to alleviate.

(5)	Is the Rescission Offer conditioned upon the tender of a fixed number of securities?

No. The Rescission Offer is not conditioned upon the tender of a fixed number of securities.

Securities and Exchange Commission

May 6, 2014

(6)	Is the Rescission Offer open for a limited period of time?

Yes. The Rescission Offer will be open until May 31, 2014. However, in light of the full and complete information being provided to Original Subscribers and the remedial nature of the Rescission Offering, the limited offering period will not create “the kind of potential pressure which, coupling a high premium with the threat that the offer will disappear as of a certain time, places an offeree under pressure to decide.” See Brascan, Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

(7)	Does the Rescission Offer pressure security holders to respond?

No. The Rescission Offer will not pressure any Original Subscriber to respond. The Company will provide each Original Subscriber with full and complete information regarding the Rescission Offer in a neutral manner and will take no position regarding whether any Original Subscriber should elect the Rescission Offer. The Company believes that only a very small percentage of Original Subscribers (if any) will opt to pursue the Rescission Offer, and the Rescission Offer will therefore not result in the Company acquiring a significant amount of its shares. As stated above, Original Subscribers that do not elect the Rescission Offer will receive a partial refund of their subscription payment in accordance with the terms of Option 2 specified above in this letter. The Rescission Offer is not being made at a premium to market price, but is rather being made at a price equal to the price paid by the Original Subscribers in the offering and the Rescission Offer will be left open for a sufficient time to allow Original Subscribers to give adequate consideration to its terms before acting.

In Carter Hawley Hale, the court held that an issuer’s repurchase of shares during the pendency of a third-party tender offer did not itself constitute a tender offer because the purchases were made on the open market at market prices, without fixed terms, and were not contingent upon the tender of a fixed number of shares, and therefore had “none of the traditional indicia of a tender offer.” 760 F.2d at 952. Much like the share repurchase in Carter Hawley Hale, the Rescission Offer bears none of the traditional, coercive indicia of a tender offer, and is designed merely as an optional remedy for the Original Subscribers.

Securities and Exchange Commission

May 6, 2014

(8)	Will the Rescission Offer result in the Company acquiring a substantial amount of securities?

No. As stated above, the Company believes that only a very small percentage of the Original Subscribers (if any) will elect to pursue the Rescission Offer.

Damages Analysis

The Company intends to include a new risk factor in Post Effective Amendment No. 2 to the Registration Statement on Form S-1 addressing the risk that, after the completion of the Rescission Offer, Original Subscribers that received partial refunds pursuant to Option 2 will have a potential damage claim against the Company based upon the fact that, in hindsight, the Company originally sold the securities at a price which was higher than 90% of the book value of the Company on September 30, 2013. The Company and its legal counsel believe that any such claims will be, at a minimum, significantly mitigated and may be completely eliminated. This belief is predicated on the fact that the partial refund option causes the price actually paid by each Original Subscriber selecting this option to be 90% of the Company’s book value on September 30, 2013, so that each Original Subscriber receiving the partial refund will effectively have received the benefit of the bargain that they expected to receive and which was promised by the Company. In addition, as stated above, as of March 31, 2014, the book value of the Company was $17.34 which further mitigates any damage claim.

We appreciate your consideration of the foregoing. If you have any questions or require any additional information, please call me at 614-464-6451.

Very truly yours,

/s/ Michael D. Martz

Michael D. Martz, Outside Legal Counsel for Citizens Independent Bancorp, Inc.

Exhibit A

ELECTION FORM

On October 25, 2013, Citizens Independent Bancorp, Inc.’s (the “Company”) commenced an offering for the sale of up to 369,754 of its common shares, without par value, at a subscription price of $15.39 per share (the “Offering”). You purchased stock in the Offering. Pursuant to the terms of the Company’s Post Effective Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on May __, 2014, you are hereby being offered the following two options relating to your purchase of stock in the Offering:

Option 1 – Rescission Right

If you wish to rescind your purchase of stock in the Offering you may do so by checking the box below, signing the form at the bottom and delivering this form with the applicable stock certificate representing the stock that you purchased in the Offering to the Company prior to May 31, 2014. Upon receipt of this completed election form and the appropriate stock certificate, the Company will promptly refund you the full subscription amount that you paid for your stock in the Offering.

□ Please check this box to Select Option 1

Option 2 – Partial Refund based Upon Adjusted Offering Price

If you do not wish to rescind your purchase of stock in the Offering or if you do not complete and deliver to the Company this election form prior to May 31, 2014, you will receive a partial refund of your original subscription payment. The amount of the refund will be equal to $0.90 for each share purchased in the Offering. The $0.90 per share refund is equal to the difference between the original offering price of $15.39 and the adjusted offering price of $14.49, which takes into account the restatement of the Company’s 2012 financials.

Formula to determine the amount of the partial refund:

Original number of shares purchased multiplied by $0.90 = Partial Refund

□ Please check this box to Select Option 2

If the Company does not receive an executed election form from you, you will be deemed to have elected Option 2 and you will receive a partial refund as specified above under Option 2.

Please sign your name(s) below exactly as it appears on your stock certificate.

Holder, sign above	Co-holder (if any) sign above

Citizens Independent Bancorp, Inc.

188 West Main Street

Logan, Ohio 43138